SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number: 000-29992

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the proxy statement sent to registered shareholders of Optibase Ltd. on or about October 5, 2006.

This Form 6-K is hereby incorporated by reference into Optibase Ltd.‘s Registration Statements on Form S-8 (file numbers: 333-91650, 333-122128 and 333-137644).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) By: /s/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer

Date: October 5, 2006

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 4 p.m., Israel time, on Wednesday, November 8, 2006, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 9, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
October 5, 2006

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 4 p.m. Israel time, on Wednesday, November 8, 2006, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2006 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To approve the appointment of Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, as the Company’s Chief Executive Officer for a period not to exceed 3 years, according to section 121 of the Israeli Companies Law, 1999;

    5.        To approve an issuance of 40,000 ordinary shares, NIS 0.13 nominal value each, of the Company to Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, effective on the date of the Meeting, under the 2006 Israeli Incentive Compensation Plan;

    6.        To approve a grant, effective as of the date of the Meeting, of 15,000 options exercisable into 15,000 ordinary shares, NIS 0.13 nominal value each, of the Company to each of the Company’s directors (other than Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors) under the 1999 Israeli Share Option Plan, as amended;

    7.        To approve the reimbursement of expenses in an approximated aggregate amount of $37,000 incurred in 2005 by Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, on account of performing his duties in the Company;

    8.        To approve the reimbursement of expenses incurred by Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in an aggregate annual amount not to exceed $50,000, beginning in 2006, on account of performing his duties in the Company; and

    9.        To approve an increase of the authorized share capital of the Company by NIS 1,399,996 divided into 10,769,200 ordinary shares NIS 0.13 nominal value each and to amend the Company’s articles of association accordingly.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2005.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on September 29, 2006 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Tom Wyler, President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
October 5, 2006

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 4 p.m., Israel time, on Wednesday, November 8, 2006, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Board of Directors three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2006 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To approve the appointment of Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, as the Company’s Chief Executive Officer for a period not to exceed 3 years, according to section 121 of the Israeli Companies Law, 1999;

    5.        To approve an issuance of 40,000 ordinary shares, NIS 0.13 nominal value each, of the Company to Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, effective on the date of the Meeting, under the 2006 Israeli Incentive Compensation Plan;

    6.        To approve a grant, effective as of the date of the Meeting, of 15,000 options exercisable into 15,000 ordinary shares, NIS 0.13 nominal value each, of the Company to each of the Company’s directors (other than Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors) under the 1999 Israeli Share Option Plan, as amended;

    7.        To approve the reimbursement of expenses in an approximated aggregate amount of $37,000 incurred in 2005 by Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, on account of performing his duties in the Company;

    8.        To approve the reimbursement of expenses incurred by Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in an aggregate annual amount not to exceed $50,000, beginning in 2006, on account of performing his duties in the Company; and

    9.        To approve an increase of the authorized share capital of the Company by NIS 1,399,996 divided into 10,769,200 ordinary shares NIS 0.13 nominal value each and to amend the Company’s articles of association accordingly.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2005.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals No. 1 through 3, 6 and 9 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

        The approval of Proposal No. 4 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy, provided that: (i) at least two-third of the total votes of shareholders who are not controlling shareholders or on their behalf, present at the voting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes) vote for the approval of Proposal No. 4; or (ii) the total number of votes of the shareholders mentioned in clause (i) above voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

        The approval of each of Proposal No. 5, 7 and 8 requires the affirmative vote of at least a majority of the votes of shareholders participating at the voting in person or by proxy, provided that either: (i) at least one third (1/3) of the total votes of shareholders having no personal interest in the approval of any such proposals, participating in the voting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes) vote for the approval of the proposal; or (ii) the total number of votes of the shareholders mentioned in clause (i) above voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposals No. 5, 7 and 8. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of each such proposal will not be eligible to vote their Shares as to such proposal.

        Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)	a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)	a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

        A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 5, 7 and 8). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for Shareholders in “Street Name”

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Shareholders are allowed to express their position on the proposals on the agenda of this Meeting within 10 days following the filing of this Proxy Statement with the United States Securities and Exchange Commission. Reasonable costs incurred by the Company in connection with such expression of opinion shall be borne by the shareholder.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about October 5, 2006 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 13,455,288 Shares outstanding as of September 30, 2006 (such number excludes (i) 369,323 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 161,700 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of September 30, 2006 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth as of September 30, 2006 the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name and Address	Number of Shares beneficially owned [1]	Percent of Shares Beneficially Owned
Tom Wyler	2,576,838 [2]	18.91%
Arthur Mayer-Sommer	1,200,000	8.92%
Kern Capital Management LLC [3]	1,760,400	13.08%
All directors and officers of the Company as a group (14 persons)	3,177,520 [4]	22.3%

1.	Number of shares and percentage ownership is based on 13,455,288 Shares outstanding as of September 30, 2006. Such number excludes (i) 369,323 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 161,700 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of September 30, 2006 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2006 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Attachment 13D filing with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2.	Mr. Tom Wyler serves as President, Interim Chief Executive Officer, Chief Executive Officer and Executive Chairman of our Board of Directors and prior to that Mr. Wyler served in various senior executive positions. In December 2002, the Company’s shareholders approved a grant of 200,000 options exercisable into 200,000 Shares to Mr. Wyler, subject to certain adjustments, at an exercise price of $2.38 per option and vesting over a 4-year period. In December 2004, the Company’s shareholders approved an additional grant to Mr. Wyler of 100,000 options exercisable into 100,000 Shares, subject to certain adjustments, at an exercise price of $6 per option and vesting over a 4-year period. 175,000 of the aforementioned options are currently vested or will vest within 60 days after September 30, 2006.

3.	The information is based on the website of NASDAQ online whose address is www.nasdaq.net.

4.	Includes 2,401,838 Shares and 775,682 Shares issuable upon exercise of options that may be exercisable within 60 days after September 30, 2006.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, currently constitute the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of September 30, 2006:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Tom Wyler (1)	2001	President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors of the Company	18.91%
Dana Tamir (3)	2000	Chief Operations Officer at Comverse MMS	0.3%
Alex Hilman	2002	Partner in an Israeli accounting firm	0.11%

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Gil Weiser (2)(3)	2004	Chairman of the Executive Board of Directors of the Haifa University and a member of the Board of directors of several other companies	0.03%
Chaim Labenski (1)(2)(3)	2002	Investment advisor	0.11%

*	For the manner of calculation of such percentages, see footnote 1 to the beneficial ownership of securities by certain beneficial ownership and management table above. All of the Company’s directors were granted an aggregate of 430,000 options exercisable into 430,000 Shares, subject to certain adjustments, at exercise prices ranging from $2.38 to $18.75 per option. As of September 30, 2006, 248,750 options have vested, but none were exercised. The percentages were calculated based on the number of Shares held by each director including Shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2006.

(1) Member of the investment committee.
(2) Member of the compensation committee.
(3) Member of the audit committee.

        Tom Wyler. Tom Wyler serves as President, Interim Chief Executive Officer, Chief Executive Officer and Executive Chairman of our Board of Directors. Since September 2001 Mr. Wyler served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir. Dana Tamir joined the Company’s Board of Directors in September 2000. Presently Ms. Tamir is serving as Chief Operations Officer for Comverse MMS. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury. Prior to that Ms. Tamir managed and executed large-scale Command Control & Communication real-time systems for the military industry in Israel and Europe. For tax purposes Dana Tamir is considered Independent.

        Alex Hilman. Alex Hilman joined the Company’s Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served in the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures taxation in Tel-Aviv University, has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel Aviv University. For tax purposes Alex Hilman is considered Independent.

Alternate Directors

        Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        The Company current external directors Mr. Chaim Labenski and Mr. Gil Weiser will continue to serve as external directors for the remainder of their term.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir as directors of the Company, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND THEIR REMUNERATION

        Following the recommendation of the Company’s audit committee (the “Audit Committee”) and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2006 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

        Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company's independent auditors for the fiscal year ending on December 31, 2006, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, of the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY’S PURCHSASE OF AN INSURANCE POLICY
CONCERNING DIRECTORS’ AND OFFICERS’ LIABILITY, INCLUDING AS DIRECTORS
AND OFFICERS OF THE COMPANY’S SUBSIDIARIES

        Following the approval by the Board of Directors, it is proposed to approve the purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 1, 2006 until March 31, 2007. Such policy covers a total liability of US $10 million. The premium to be paid by the Company with respect to such insurance policy is approximately US $75,000.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Company's purchase of an insurance policy with respect to directors' and officers' liability, including as directors or officers of the Company's subsidiaries, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPOINTMENT OF MR. TOM WYLER, THE PRESIDENT, INTERIM CHIEF EXECUTIVE
OFFICER AND EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, WHO IS ALSO
CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY, AS THE
COMPANY’S CHIEF EXECUTIVE OFFICER FOR A PERIOD THAT WOULD NOT EXCEED
3 YEARS, ACCORDING TO ARTICLE121 OF THE COMPANIES LAW

        On March 9, 2006, following the resignation of Mr. Uzi Breier from his position as the Chief Executive Officer of the Company, Mr. Tom Wyler assumed the role of interim Chief Executive Officer.

        Mr. Wyler held variety of positions in the Company since 2001 and was the Chief Executive Officer of the Company between February 2002 and November 2004.

        Pursuant to Article 95(a) of the Companies Law, the chairman of the board of directors of a public company shall not serve as the chief executive officer of a company, except in accordance with the provisions of Article 121 (c) of the Companies Law.

        Therefore, in order to enable the continuance operation of the Company and following the approval by the Board of Directors, it is proposed to appoint Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, as the Company’s Chief Executive Officer for a period that would not exceed 3 years, according to Article 121 of the Companies Law.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the appointment Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, as the Company's Chief Executive Officer for a period that would not exceed 3 years, according to Article 121 of the Companies Law, be, and same hereby is, approved. "

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF AN ISSUANCE OF 40,000 RESTRICTED SHARES NIS 0.13 NOMINAL
VALUE EACH OF THE COMPANY TO MR. TOM WYLER, THE PRESIDENT, INTERIM
CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN OF THE BOARD OF
DIRECTORS, WHO IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE
COMPANY, EFFECTIVE ON THE DATE OF THE MEETING, UNDER THE 2006 ISRAELI
INCENTIVE COMPENSATION PLAN

        Mr. Tom Wyler currently serves as the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors of the Company. Mr. Wyler has served as the Executive Chairman of the Board of Directors since September 2001, and assumed the position of Chief Executive Officer between February 2002 and November 2004, and since March 2006. In Consideration for Mr. Wyler’s services, the Audit Committee and Board of Directors approved, subject to the approval of the Shareholders, an issuance of Restricted Shares to Mr. Wyler. Mr. Wyler is also considered the controlling shareholder of the Company.

        Mr. Wyler was never compensated in cash for his services.

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve an issuance of 40,000 Restricted Shares NIS 0.13 nominal value each of the Company (“Restricted Shares”) to Mr. Tom Wyler, effective on the date of the Meeting, under the 2006 Israeli incentive compensation plan (the “2006 Plan”) adopted by the Company’s board of directors on May 1, 2006. The Restricted Shares shall constitute immediately after their issuance approximately 0.293% of the Company’s issued share capital1 and 0.296% of the voting rights2 in the Company and approximately 0.248% of the Company’s issued share capital3 and 0.251% of the voting rights4 in the Company, on a fully-diluted basis5.

        This issuance of the Restricted Shares is made in consideration for Mr. Wyler’s services to the Company and for no cash consideration.

        The Restricted Shares will vest over two years (50% each year), subject to the terms and conditions of the 2006 Plan.

        The Audit Committee and Board of Directors stated in their approval that the Restricted Shares proposed to be issued to Mr. Wyler is made as a remuneration for Mr. Wyler’s services to the Company as Interim Chief Executive Officer, President and Executive Chairman of the Board of directors. The terms of the issuance of the Restricted Shares to Mr. Wyler are identical to the terms of the restricted shares issued to other employees and officers of the Company. The issuance of the Restricted Shares to Tom Wyler is to the Company’s benefit.

        It is proposed that the following resolution be adopted at the Meeting:

[1]	Excluding 369,323 Shares held by or for the benefit of the Company.
[2]	Excluding 369,323 Shares held by or for the benefit of the Company and 161,700 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of September 30, 2006 or within 60 days thereafter). Note that under the terms of the 2006 Plan the Restricted Shares shall not have voting rights so long as the Restricted Shares have not vested, however, the calculation of the voting rights of the Restricted Shares out of the total voting rights in the Company was made assuming the Restricted Shares have full voting rights.
[3]	See footnote 1 above.
[4]	See footnote 2 above.
[5]	Taking into consideration the exercise of 2,447,361 options and warrants exercisable into 2,447,361 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

"RESOLVED, that the issuance of 40,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of` the Board of Directors, who is also considered the controlling shareholder of the Company, effective on the date of the Meeting, under the 2006 Israeli incentive compensation plan, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A GRANT, EFFECTIVE AS OF THE DATE OF THE MEETING, OF 15,000
OPTIONS EXERCISABLE INTO 15,000 ORDINARY SHARES NIS 0.13 NOMINAL VALUE
EACH OF THE COMPANY TO EACH OF THE COMPANY’S DIRECTORS (OTHER THAN
MR. TOM WYLER, THE PRESIDENT, INTERIM CHIEF EXECUTIVE OFFICER AND
EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS) UNDER THE 1999 ISRAELI
SHARE OPTION PLAN, AS AMENDED

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve a grant, effective as of the date of the Meeting, of 15,000 options exercisable into 15,000 ordinary shares NIS 0.13 nominal value each of the Company (collectively, in this Proposal No. 6, the “Options”) to each of the Company’s directors (other than Tom Wyler), Alex Hilman, Dana Tamir, Chaim Labenski and Gil Weiser (collectively, the “Optionees”) under the 1999 Israeli Share Option Plan, as amended (the “1999 Plan”).

        The aggregate number of Options to be granted to all Optionees (60,000 options) shall constitute following their exercise approximately 0.439% of the Company’s issued share capital6 and 0.444% of the voting rights7 in the Company and approximately 0.372% of the Company’s issued share capital8 and 0.376% of the voting rights9 in the Company, on a fully-diluted basis10.

        The Options shall be granted to each of the Optionees without cash consideration. The exercise price of each Option will be the closing price per share of the Company’s Shares on the Nasdaq Global Market on the last trading day prior to the date of the Meeting.

[6]	Excluding 369,323 Shares held by or for the benefit of the Company.
[7]	Excluding 369,323 Shares held by or for the benefit of the Company and 161,700 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of September 30, 2006 or within 60 days thereafter). Note that under the terms of the 2006 Plan the Restricted Shares shall not have voting rights so long as the Restricted Shares have not vested, however, the calculation of the voting rights of the Restricted Shares out of the total voting rights in the Company was made assuming the Restricted Shares have full voting rights
[8]	See footnote 6 above.
[9]	See footnote 7 above.
[10]	Taking into consideration the exercise of 2,447,361 options and warrants exercisable into 2,447,361 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

        The right of each Optionee to exercise the Options issued to him/her shall vest accordingly: 25% of the Options issued to such Optionee shall vest following one calendar year as of the date of their issuance, an additional 25% of such Options shall vest following two calendar years as of the date of their issuance, an additional 25% of such Options shall vest following three calendar years as of the date of their issuance, and the remaining 25% of such Options shall vest following four calendar years as of the date of their issuance.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant, effective as of the date of the Meeting, of 15,000 options exercisable into 15,000 ordinary shares NIS 0.13 each of the Company to each of the Company's directors (other than Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors) under the 1999 Israeli Share Option Plan, as amended, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

APPROVAL OF THE REIMBURSEMENT OF EXPENSES IN AN APPROXIMATED
AGGREGATE AMOUNT OF $37,000 INCURRED IN 2005 BY MR. TOM WYLER, THE
PRESIDENT, INTERIM CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN OF
THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE CONTROLLING
SHAREHOLDER OF THE COMPANY, ON ACCOUNT OF PERFORMING HIS DUTIES IN
THE COMPANY

        Mr. Wyler serves as the Company’s Interim Chief Executive Officer since March 2006 and as the President and Executive Chairman of the Company’s Board of Directors. Mr. Wyler is also considered the controlling shareholder of the Company.

        In connection with the performance of Mr. Wyler’s duties in the Company, and following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the reimbursement of expenses in an aggregate amount of $37,000 incurred in 2005 by Mr. Wyler.

        The Audit Committee and Board of Directors stated in their approval that Mr. Wyler’s expenses incurred during 2005 are directly related to the performance of his duties in the Company. The amount of the said expenses is reasonable. The reimbursement of Mr. Wyler’s expenses incurred during 2005 is to the Company’s benefit.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the reimbursement of expenses in an approximated aggregate amount of $37,000 incurred in 2005 by Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, on account of performing his duties in the Company, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

APPROVAL OF THE REIMBURSEMENT OF EXPENSES INCURRED BY MR. TOM WYLER,
THE PRESIDENT, INTERIM CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN
OF THE BOARD OF DIRECTORS, WHO IS ALSO CONSIDERED THE CONTROLLING
SHAREHOLDER OF THE COMPANY, IN AN AGGREGATE ANNUAL AMOUNT NOT TO
EXCEED $50,000, BEGINNING IN 2006, ON ACCOUNT OF PERFORMING HIS DUTIES IN
THE COMPANY

        Mr. Wyler serves as the Company’s Interim Chief Executive Officer since March 2006 and as the President and Executive Chairman of the Company’s Board of Directors. Mr. Wyler is also considered the controlling shareholder of the Company.

        In connection with the performance of Mr. Wyler’s duties in the Company, and following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the reimbursement of expenses incurred by Mr. Wyler in an aggregate annual amount not to exceed $50,000, beginning in 2006.

        The reimbursement of expenses will be made against receipts only. The expenses with respect to which Mr. Wyler is and will be reimbursed are expenses directly incurred in connection with the performance of Mr. Wyler’s duties in the Company. The Audit Committee will receive a quarterly report reviewing the reimbursement of Mr. Wyler’s expenses during the preceding quarter.

        The Audit Committee and Board of Directors stated in their approval that reimbursement of expenses incurred by Tom Wyler, as an officer and Executive Chairman in the Company is customary. The reimbursement is made against receipts only and with respect to expenses directly incurred by Mr. Wyler in connection with the performance of his duties in the Company. The amount of expenses reimbursed is reasonable taking into consideration the positions Mr. Wyler fulfills at the Company. The reimbursement of Mr. Wyler’s expenses, as discussed above, is to the Company’s benefit.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the reimbursement of expenses incurred by Mr. Tom Wyler, the President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, in an aggregate annual amount not to exceed $50,000, beginning in 2006, on account of the performance of his duties in the Company, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

APPROVAL OF AN INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE
COMPANY BY NIS 1,399,996 DIVIDED INTO 10,769,200 ORDINARY SHARES NIS 0.13
NOMINAL VALUE EACH OF THE COMPANY AND TO AMEND THE COMPANY’S
ARTICLES OF ASSOCIATION ACCORDINGLY

        It is proposed, in accordance with the Company’s articles of association, to increase the authorized share capital of the Company by NIS 1,399,996 divided into 10,769,200 ordinary shares NIS 0.13 nominal value each. Following such increase the authorized share capital will be NIS 3,900,000 divided into 30,000,000 ordinary shares NIS 0.13 nominal value each.

        Accordingly, article 6.1 of the Company’s articles of association will be amended as follows:

“The Company’s authorized share capital is NIS 3,900,000 divided into 30,000,000 ordinary shares of NIS 0.13 par value each (hereinafter referred to as “share”, “ordinary share”, “shares” or “ordinary shares”, as the case may be). The Company may alter the authorized share capital in accordance with the provisions of the Companies Law and of these articles.”

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the increase of the authorized share capital of the Company by NIS 1,399,996 divided into 10,769,200 ordinary shares NIS 0.13 nominal value each to NIS 3,900,000 divided into 30,000,000 ordinary shares NIS 0.13 nominal value each, and the amendment of the Company's articles of association accordingly, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2005.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, President, Interim Chief Executive Officer and Executive Chairman of the Board of Directors

October 5, 2006